UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: VanEck CLO Opportunities Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

666 Third Avenue, 9th Floor
New York, New York 10017

Telephone Number (including area code):

(212) 293-2000

Name and address of agent for service of process:

Jonathan R. Simon, Esq.
Senior Vice President and General Counsel
Van Eck Associates Corporation
666 Third Avenue, 9th Floor
New York, NY 10017

With copies of Notices and Communications to:

Fabio Battaglia, Esq.
Stradley Ronon Stevens & Young LLP
2005 Market Street
Suite 2600
Philadelphia, PA 19103

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X]            NO [ ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of San Juan in the Commonwealth of Puerto Rico on the 10th day of December, 2025.

VanEck CLO Opportunities Fund

By: /s/ Laura I. Martinez
Laura I. Martinez
Initial Trustee

Attest: /s/ Gina M. Gomes
Gina M. Gomes
Senior Managing Paralegal